EXHIBIT 2.5 (1 of 3)

GUARANTEE

dated November 1, 2003, and

issued by

The Fairchild Corporation,

45025 Aviation Drive, Suite 400, Dulles, Virginia 20166-7516, USA,

- hereinafter referred to as "Guarantor" -

for the benefit of

BMJ Motorsport Vertriebsgesellschaft mbH with its business address at Reisholzer Werftstraße 76, 40589 Düsseldorf, registered in the commercial register of the local court of Düsseldorf under HRB 24335

- hereinafter referred to as "BMJ" -

(hereinafter referred to as the "Guarantee")

RECITALS

(A) WHEREAS Fairchild Textil GmbH, a limited liability company organized under the laws of Germany (hereinafter referred to as "Purchaser") is a subsidiary of Guarantor.

(B) WHEREAS, a notarized purchase agreement relating to the interests, shares and claims as set out therein has been concluded before notary Dr. Rainer Kluge with offices at Düsseldorf, Germany, on October 11, 2003 (hereinafter referred to as "Polo Purchase Agreement") by and between Purchaser, Helmet House GmbH, a limited liability company organized under the laws of Germany, BMJ Motorsport Vertriebsgesellschaft mbH, a limited liability company organized under the laws of Germany, BMJ and Eurobike Aktiengesellschaft, a public limited company organized under the laws of Germany (Notarial Deed No.___1428 /2003).

(C) WHEREAS, a notarized amendment agreement to the Polo Purchase Agreement has been concluded on November 1, 2003, before notary Dr. Wenz with offices at Düsseldorf (the "Amendment Agreement").

(D) WHEREAS, in order to secure the payment obligations of Purchaser under the Polo Purchase Agreement in the Form of the Amendment Agreement, Guarantor delivers to Dr. Biner Bähr, c/o White & Case Insolvenz GbR, Jägerhofstr. 29, 40479 Düsseldorf, for the benefit of BMJ, on the terms and conditions set out hereinafter, a first demand guarantee (in German: Garantie auf erstes Anfordern).

NOW, THEREFORE, Guarantor hereby issues to Dr. Biner Bähr for the benefit of BMJ an unconditional and irrevocable

GUARANTEE

on the following terms:

(A) Guarantor hereby irrevocably and unconditionally undertakes to pay to BMJ without raising any objection or defence any amount up to a maximum amount of

EUR 1,430,000.00 (EURO one million four hundred thirty thousand)

(including interest, costs, expenses) upon receipt of Dr. Biner Bähr's first written demand (hereinafter the "Payment Demand"). The Payment Demand must be accompanied with a written statement of Dr. Biner Bähr confirming that

 -  the Purchaser has not or not entirely discharged its due payment obligations towards BMJ under the Polo Share Purchase Agreement in the Form of the Amendment Agreement (hereinafter the "Due Payments Obligations") and

 -  the amount requested under the Payment Demand is not in excess of the Due Payments Obligations.

(B) The amount(s) demanded under this Guarantee shall be paid within 5 Business Days (provided that, for the purposes of this Guarantee, "Business Day" shall mean a day (other than a Saturday, a Sunday, or a public holiday) on which banks are open to conduct their general business in Düsseldorf, Germany) as from the receipt of the Payment Demand to the following bank account:

Stadtsparkasse Düsseldorf

Bank Code: 300 501 10

Account No.: 3704 3205

Account Holder: RA Dr. Bähr wg. Eurobike AG.

(C) Only one Payment Demand is allowed under this Guarantee. The aggregate maximum amount of the Payments Demands may not exceed EUR 1,430,000.00 (EURO one million four hundred thirty thousand).

(D) All payments by the Guarantor under this Guarantee shall be made without any deduction and free of and without deduction for or on account of any taxes, except to the extent that the Guarantor is required by law to make payment subject to deduction of any taxes.

In the event that the Guarantor is obliged by law to deduct or retain taxes on payments due under this Guarantee, the Guarantor shall pay any such taxes by their due date to the appropriate authority.

(E) The right to make Payment Demands under this Guarantee terminates without any further notice on May 7, 2004, (hereinafter the "Termination Date"), and any Payment Demand hereunder must be received by Guarantor no later than 5 p.m., Virginia time, on the Termination Date.

(F) Promptly upon the Termination Date, Dr. Biner Bähr shall return the single original of this Guarantee to Guarantor, if no Payment Demands have been made under this Guarantee or any and all amounts requested by Dr. Biner Bähr for the benefit of BMJ under this Guarantee have been paid by Guarantor to BMJ on the bank account set out above.

(G) Guarantor represents and warrants that:

  Guarantor has full power and authority to own its property and other assets, carry on its business as now conducted, enter into this Guarantee and perform its obligations and undertakings hereunder;
  the creation of this Guarantee and the performance and observance of the obligations hereunder does not and will not:
    contravene any existing applicable law, statute, rule or regulation or any judgment, decree or permit to which Guarantor is subject;
    conflict with or result in any breach of any of the terms of or constitute a default under any agreement or other instrument to which Guarantor is a party or is subject or by which or any of its assets are bound;
    contravene or conflict with any provision of Guarantor's constitutional documents; or
    result in the creation or imposition of or oblige it to create any charge or other encumbrance over any of its or its subsidiaries' assets, rights or revenue;
  Guarantor is at the date hereof solvent and will not be rendered insolvent by the giving of this Guarantee; and
  there is no action, suit, investigation or proceeding pending or, to the knowlege and belief of Guarantor, threatened against or affecting Guarantor or its assets, before any court, arbitrator or governmental body, which might reasonably be expected to result in any material adverse change in the business, condition or operations of Guarantor.

(H) Any notice under this Guarantee shall be made to:

     - if to Guarantor:

       The Fairchild Corporation,

       45025 Aviation Drive, Suite 400,

       Dulles, Virginia 20166-7516, USA,

       Attention: Mr. John L. Flynn

       Fax: (+ 1) 703/478-5832

     - if to BMJ:

       BMJ Motorsport Vertriebsgesellschaft mbH

       Attention: Mr. Winfried Klar

       Reisholzer Werftstraße 76

       40589 Düsseldorf

       with copy to:

       White & Case Insolvenz GbR,

       Jägerhofstr. 29,

       40479 Düsseldorf, Germany,

       Attention: Dr. Biner Bähr, attorney-at-law

       Fax.: (+49-211)-54 06 80 - 199

(I) Each of the provisions of this Guarantee shall be severable and distinct from one another and if at any time one or more of such provisions is or becomes invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby.

(K) Any changes or amendments to this Guarantee must be made in writing and may be made only with the written consent of BMJ and Dr. Biner Bähr.

(K) This Guarantee shall be governed by and construed in accordance with the laws of the Federal Republic of Germany. Place of jurisdiction for any disputes arising out of or in connection with this Guarantee shall be Düsseldorf, Germany.

Guarantor

______________________

Name:

Title: